UNITED STATES
SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934
(Amendment No. 1 )*

NEXCEN BRANDS, INC.
(Name of Issuer)
Common Stock, par value $0.01 per share
(Title of Class of Securities)
653351 10 6
(CUSIP Number)
Robert W. D’Loren
D’Loren Realty, LLC
1330 Avenue of the Americas, 40th Floor
New York, NY 10019
Telephone: (212) 277-1100
(Name, Address and Telephone Number of Person Authorized to
Receive Notices and Communications)
November 7, 2006
(Date of Event Which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See §240.13d-7 for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No.	653351 10 6

1	NAMES OF REPORTING PERSONS: D’Loren Realty, LLC

I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY):
13-4081856

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS):
(a) ☐
(b) ☑

3	SEC USE ONLY:

4	SOURCE OF FUNDS (SEE INSTRUCTIONS):

OO

5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e):

☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION:

New York

	7	SOLE VOTING POWER:

NUMBER OF		1,325,359

SHARES	8	SHARED VOTING POWER:
BENEFICIALLY
OWNED BY		None

EACH	9	SOLE DISPOSITIVE POWER:
REPORTING
PERSON		1,802,488

WITH	10	SHARED DISPOSITIVE POWER:

None

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON:

1,802,488

12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS):

☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11):

3.8%

14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS):

OO

CUSIP No.	653351 10 6

1	NAMES OF REPORTING PERSONS: Robert W. D’Loren

	I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY):
	###-##-####

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS):
	(a) ☐
	(b) ☑

3	SEC USE ONLY:

4	SOURCE OF FUNDS (SEE INSTRUCTIONS):

	OO

5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e):

	☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION:

	United States

	7	SOLE VOTING POWER:

NUMBER OF		2,339,115

SHARES	8	SHARED VOTING POWER:
BENEFICIALLY
OWNED BY		1,325,359

EACH	9	SOLE DISPOSITIVE POWER:
REPORTING
PERSON		578,941

WITH	10	SHARED DISPOSITIVE POWER:

		1,802,488

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON:

	4,294,852

12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS):

	☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11):

	9.0%

14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS):

	IN

Introduction
     This Amendment No. 1 amends and supplements the Schedule 13D that was originally filed on June 14, 2006 (as amended and supplemented, the “Schedule 13D”) by (1) Robert W. D’Loren and (2) D’Loren Realty, LLC (“D’Loren Realty”), a New York limited liability company (together with Mr. D’Loren, the “Reporting Persons”) relating to their beneficial ownership of shares of common stock, par value $0.01 per share (the “Shares”), of NexCen Brands, Inc., a Delaware corporation (the “Issuer”). Capitalized terms used herein and not otherwise defined shall have the respective meanings ascribed to them in the Schedule 13D.
     Except as specifically provided herein, this Amendment does not modify any of the information previously reported in the Schedule 13D.
     Item 1. Security and Issuer.
     Item 1 of the Schedule 13D is hereby amended as follows:
     On October 31, 2006, following the 2006 annual meeting and the affirmative vote of the stockholders, the Issuer filed with the Secretary of State of the State of Delaware an amendment to its Certificate of Incorporation changing the name of the Issuer from Aether Holdings, Inc. to “NexCen Brands, Inc.”
     Item 4. Purpose of Transaction.
     The following information is hereby added to the existing disclosure in Item 4 of the Schedule 13D:
     On November 7, 2006, the Issuer, through its subsidiaries NexCen Franchise Brands, Inc. and NexCen Franchise Management, Inc., completed the purchase of all of the outstanding equity interests in Athlete’s Foot Brands, LLC (“Brands”) and Athlete’s Foot Marketing Support Fund, LLC (“AFMSF”), along with certain nominal fixed assets owned by an affiliate of Brands (the “TAF Acquisition”) for initial consideration of $51.5 million, all in accordance with the terms of an Equity Interest and Asset Purchase Agreement dated August 21, 2006. The purchase price consisted of $42.1 million in cash and 1,413,423 shares of common stock of the Issuer.
     In connection with the closing of the TAF Acquisition, the Issuer entered into two voting agreements (“TAF Voting Agreements”):
1.	A voting agreement with Robert Corliss, which grants a power of attorney to Robert D’Loren to vote or act by written consent with respect to shares of the Issuer’s common stock issuable to Mr. Corliss upon exercise of a warrant he received at the closing of the TAF Acquisition (the “Corliss Voting Agreement”). The warrant issued to Mr. Corliss can be exercised at any time prior to the third anniversary of the issue date to purchase 500,000 shares of common stock of the Issuer at a per share exercise price of $6.49.

2.	A voting agreement with Athlete’s Foot Marketing Associates, LLC (“AFMA”) which grants a power of attorney to Robert D’Loren until the first anniversary of the closing to vote or act by written consent with respect to the 1,413,423 shares, as adjusted pursuant to the terms of the TAF Acquisition (the “True-up Shares”), issued to AFMA in connection with the TAF Acquisition (the “AFMA Voting Agreement”).
     All references to the TAF Voting Agreements are qualified in their entirety by reference to the copies of the TAF Voting Agreements filed as Exhibits 2 and 3 to this amended Schedule 13D, which are incorporated herein by reference.
     Other than as described in this Schedule 13D, the Reporting Persons do not have any plan or proposal that relates to or would result in any of the actions described in subparagraphs (a) through (j) of Item 4 of Schedule 13D.
     Item 5. Interest in Securities of the Issuer.
     Items 5(a) and 5(b) are hereby replaced in their entirety by the following:
     (a) and (b) Rows (7) through (11) and (13) of the cover pages to this Schedule 13D are hereby incorporated by reference. Pursuant to the Issuer’s Quarterly Report of Form 10-Q for the quarter ended September 30, 2006, and filed on November 9, 2006, the Issuer had 46,534,296 shares of common stock outstanding. Additionally, 1,413,423 shares of common stock of the Issuer were issued as part of the purchase price in the TAF Acquisition. Consequently, the Issuer has 47,947,719 shares of common stock outstanding as of the date of this report.
     D’Loren Realty:
     D’Loren Realty beneficially owns an aggregate of 1,802,488 shares of the Issuer’s common stock, constituting 3.8% of the total outstanding shares of the Issuer. The 1,802,488 shares of common stock beneficially owned by D’Loren Realty includes (1) 1,325,359 shares owned by D’Loren Realty (of which 318,086 shares are held in escrow to satisfy indemnification claims made by the Issuer against former stockholders of UCC) and (2) 477,129 shares issued to D’ Loren Realty but held in escrow until such time (if any) as future performance targets provided in the Merger Agreement are satisfied. For purposes of determining the aggregate beneficial ownership, D’Loren Realty is deemed to retain investment power over the 795,215 shares held in escrow.
     D’Loren Realty has sole power to direct the disposition of 1,802,488 shares and the sole power to direct the voting of 1,325,359 shares. The sole voting power total includes the 318,086 shares held in escrow to satisfy indemnity claims made by the Issuer against former stockholders of UCC because pursuant to the terms of the escrow agreement D’Loren Reality retains voting power over these shares. The number of shares for which D’Loren Realty has sole voting power excludes the 477,129 shares that will be released from escrow upon satisfaction of future performance targets because pursuant to the terms of the voting agreement between the Issuer and the former UCC stockholders, David S. Oros retains the voting power over such shares.

     Mr. D’Loren:
     Mr. D’Loren beneficially owns an aggregate of 4,294,852 shares of the Issuer’s common stock, constituting 9.0% of the total outstanding shares of the Issuer. The 4,294,852 shares beneficially owned by Mr. D’Loren includes (1) 425,692 shares owned by Mr. D’Loren (of which 102,666 shares are held in escrow to satisfy indemnification claims made by the Issuer against former stockholders of UCC), (2) 153,249 shares issued to Mr. D’ Loren but held in escrow until such time (if any) as future performance targets provided in the Merger Agreement are satisfied, (3) by virtue of his position as sole member-manager of D’Loren Realty, the 1,802,488 shares beneficially owned by D’Loren Realty, and (4) by virtue of the TAF Acquisition, the 1,413,423 shares over which Mr. D’Loren exercises voting control pursuant to the terms of the AFMA Voting Agreement and the 500,000 shares over which Mr. D’Loren exercises voting control pursuant to the terms of the Corliss Voting Agreement. For purposes of determining the aggregate beneficial ownership, Mr. D’Loren is deemed to retain investment power over the 255,915 shares held in escrow.
     Mr. D’Loren has sole power to direct the disposition of 578,941 shares (which includes the 425,692 shares directly owned by Mr. D’Loren and the 153,249 shares held in escrow until such time (if any) as future performance targets provided in the Merger Agreement are satisfied). Mr. D’Loren has the sole power to direct the voting of 2,339,115 shares (which includes the 425,692 shares directly owned by Mr. D’Loren and the 1,913,423 shares over which Mr. D’Loren exercises voting control pursuant to the terms of the TAF Voting Agreements). The sole voting power total also includes the 102,666 shares held in escrow to satisfy indemnity claims made by the Issuer against former stockholders of UCC because pursuant to the terms of the UCC escrow agreement Mr. D’Loren retains voting power over those shares. The sole voting power total excludes the 153,249 shares that will be released from escrow upon satisfaction of future performance targets because pursuant to the terms of the voting agreement between the Issuer and the former UCC stockholders, David S. Oros retains the voting power over such shares.
     Mr. D’Loren is the sole member-manager of D’Loren Realty. Mr. D’Loren therefore has the shared power to direct the disposition of the 1,802,488 shares beneficially owned by D’Loren Realty and the shared power to vote the 1,325,359 shares over which D’Loren Realty exercises voting control.
     Mr. D’Loren is the grantor of the Robert D’Loren Family Trust Dated March 29, 2002 (the “Trust”), the beneficiaries of which are two minor children of Mr. D’Loren. The Trust is irrevocable, the trustee is not a member the reporting person’s immediate family, and the trustee has independent authority to vote and dispose of the shares held by the Trust. The Trust was issued 365,369 shares pursuant to the UCC Acquisition. Neither the filing of the Schedule 13D nor any of its contents shall be deemed to constitute an admission that either Mr. D’Loren or D’Loren Realty is the beneficial owner of the securities owned by the Trust for purposes of Section 13(d) of the Exchange Act or for any other purposes, and such beneficial ownership is expressly disclaimed.
(c)	Not applicable.

(d)	Not applicable.

(e)	Not applicable.

Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer.
     The following information is hereby added to the existing disclosure in Item 6 of the Schedule 13D:
     The Reporting Persons do not have any contracts, arrangements, understandings or relationships with any other person with respect to the securities of the Issuer; except the TAF Voting Agreements disclosed in Item 4 of this Schedule 13D which are hereby incorporated by reference.
     Item 7. Material to be filed as Exhibits.
     Exhibit 1 Joint Filing Agreement dated November 28, 2006, by and between Robert W. D’Loren and D’Loren Realty, LLC.
     Exhibit 2 Voting Agreement dated November 7, 2006, by and between the Issuer and Robert Corliss.
     Exhibit 3 Voting Agreement dated November 7, 2006, by and between the Issuer and AFMA.

Signature
After reasonable inquiry and to the best of each of the undersigned’s knowledge and belief, each of the undersigned certify that the information set forth in this statement is true, complete and correct.

D’LOREN REALTY, LLC

/s/ Robert W. D’Loren

By: Robert W. D’Loren
Its: Member-Manager

/s/ Robert W. D’Loren

Robert W. D’Loren